AH
6-10-2003



03054335

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Daniels & Associates, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Cherry Creek South Drive, Suite 500
(No. and Street)

Denver, (City) CO (State) 80209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Fowler (303) 778-5555
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

707 Seventeenth Street, Suite 2700 (ADDRESS) Denver, (CITY) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, William W. Fowler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Daniels & Associates, L.P. ______, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

Senior Vice President & Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statement of Financial Condition
- ■ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



707 Seventeenth Street
Suite 2700
Denver, CO 80202

Independent Auditors' Report

The Partners
Daniels & Associates, L.P.:

We have audited the accompanying statement of financial condition of Daniels & Associates, L.P. (the Partnership) as of December 31, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Daniels & Associates, L.P. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Denver, Colorado
January 20, 2003



DANIELS & ASSOCIATES, L.P.

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	2,794,142
Receivables:		
Employees		435,436
Affiliate		45,636
Other		99,915
		580,987
Prepaid expenses and other assets		176,249
Property and equipment, net		1,912,265
Investments		168,963
Total assets	$	5,632,606
Liabilities and Partners' Capital		
Accounts payable:		
Trade	$	92,548
Affiliate		31,548
		124,096
Accrued salaries and other		299,228
Accrued rent		705,804
Total liabilities		1,129,128
Partners' capital		4,503,478
Commitments (notes 4, 5, and 6)		
Total liabilities and partners' capital	$	5,632,606

See accompanying notes to statement of financial condition.

DANIELS & ASSOCIATES, L.P.

Notes to Statement of Financial Condition

December 31, 2002

(1) Summary of Significant Accounting Policies

(a) Organization

Daniels & Associates, L.P. (the Partnership) was formed on April 1, 1990, and operates as a fully disclosed registered broker/dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Partnership is engaged in a single line of business and provides brokerage, investment banking, and other financial services to the media, internet, and telecommunications industries. The Partnership does not hold, nor does it plan to hold, any customers' securities or funds.

Daniels Partners, Inc. (DPI) is the General Partner and Daniels Partners, Inc. II (DPI II) is the Limited Partner. DPI and DPI II have ownership and liquidation percentages of 90% and 10%, respectively. The Partnership agreement specifies that final income allocations are to be allocated 90% to DPI and 10% to DPI II.

(b) Basis of Presentation

The accompanying statement of financial condition has been prepared using the accrual method of accounting.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Partnership considers its estimate of the fair value of its investments to be its most significant estimate.

(d) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

(e) Investments

Investments are primarily composed of warrants relating to two companies. Such warrants were received in lieu of commission payments. Such investments are valued at fair value as determined by the board of directors.

(f) Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives or the life of the lease ranging from five to thirteen years. The Partnership periodically reviews the carrying amounts of its long-lived assets to determine whether current events or circumstances warrant adjustments to such carrying amounts.

(Continued)

(g) Revenue Recognition

Transaction fees and commissions are recognized upon closing or upon completion of contracted services where payment is not contingent on a future event.

(h) Income Taxes

No provision for federal or state income taxes has been made in the accompanying financial statements as the income or loss of the Partnership will be reported in the respective income tax returns of the partners. The Partnership has operations in New York City, which does not adhere to the conduit principle of a limited partnership. As such, the Partnership is levied tax at the municipal level in New York. The estimated New York City unincorporated business income tax is none as of December 31, 2002.

(2) Property and Equipment

Property and equipment, is stated at cost, and is summarized as follows:

Furniture and fixtures	$	1,130,145
Computer equipment and software		1,182,268
Leasehold improvements		1,354,586
		3,666,999
Less accumulated depreciation and amortization		1,754,734
Property and equipment, net	$	1,912,265

(3) Related Party Transactions

The receivable and payable from affiliate represents noninterest-bearing advances among the Partnership, Daniels Communications, Inc., and its affiliates.

The Partnership makes noninterest-bearing advances to its partners. Such advances amounted to $76,580 at December 31, 2002. Such amounts are reflected in prepaid expenses and other assets in the accompanying statement of financial condition.

(4) Minimum Net Capital Requirement

The Partnership, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Pursuant to Rule 15c3-1, the Partnership is required to maintain minimum net capital, as defined, which is the greater of $100,000 or an amount equal to 6 2/3% of aggregate indebtedness, as defined. Required net capital and actual net capital at December 31, 2002 were $100,000 and $1,610,870, respectively.

(Continued)

DANIELS & ASSOCIATES, L.P.

Notes to Financial Statements

December 31, 2002

(5) Commitment

The Partnership leases office facilities under two noncancelable operating leases and office equipment which expire on various dates through 2010. The Partnership also subleases certain office facilities to a third party under a three-year noncancelable operating lease, which expires on September 30, 2005. Future minimum lease payments and receipts under operating leases as of December 31, 2002 are as follows:

	Operating leases	Operating subleases
2003	$ 951,954	66,144
2004	914,568	66,144
2005	892,198	49,608
2006	853,033	—
2007 and thereafter	1,518,652	—
	$ 5,130,405	181,896

The lease payments on the Partnership's offices accelerate each year. Under accounting principles generally accepted in the United States of America, the lease expense is recorded on a straight-line basis by dividing total lease payments by the lease term. At December 31, 2002, the cumulative rent expense exceeded the cumulative cash payments on the leases by $705,804. Such amounts are recorded as accrued rent in the accompanying statement of financial condition.

In connection with the Partnership's New York office lease, the Partnership has issued an irrevocable letter of credit in the amount of $195,624 which is scheduled to expire upon the end of the lease term in 2010.

(6) Employee Benefit Plan

The Partnership is the Sponsor of the Daniels & Associates, L.P. 401(k) Plan (the Plan), which provides an opportunity for employee retirement savings. The Plan provides for employees to contribute up to 15% of their compensation for investment in several mutual funds. The Partnership by resolution of the board of directors, can contribute up to 66% of the amount contributed by employees and 33% of the amount contributed by producers to the Plan.